      SUPPLEMENT TO THE OFFER TO PURCHASE FOR CASH DATED JANUARY 27, 1997

                                  I.H.H. CORP.
                          A WHOLLY OWNED SUBSIDIARY OF
                              INVACARE CORPORATION

                    HAS AMENDED ITS TENDER OFFER TO INCREASE
                          THE CASH PURCHASE PRICE FOR
                     ALL OUTSTANDING SHARES OF COMMON STOCK
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                                       OF
                         HEALTHDYNE TECHNOLOGIES, INC.
                                       TO
                              $13.50 NET PER SHARE

  THE OFFER HAS BEEN EXTENDED. THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 6:00 P.M., NEW YORK CITY TIME, ON MONDAY, APRIL 28, 1997, UNLESS THE OFFER IS
                               FURTHER EXTENDED.

THE OFFER IS SUBJECT TO THE CONDITIONS CONTAINED IN THE OFFER TO PURCHASE.

                                   IMPORTANT

    Any shareholder desiring to tender all or any portion of such shareholder's shares of Common Stock, par value $0.01 per share (the "Shares"), and the associated Preferred Stock Purchase Rights (the "Rights"), of the Company should either (1) complete and sign the revised Letter of Transmittal delivered herewith or the Letter of Transmittal previously delivered to such shareholder by Parent and Purchaser (or any facsimiles of such Letters of Transmittal) in accordance with the instructions in such Letters of Transmittal, mail or deliver one of such Letters of Transmittal (or such facsimile thereof) and any other required documents to the Depositary (as defined herein), and either deliver the certificates representing the tendered Shares and, if separate, the certificates representing the associated Rights and any other required documents to the Depositary or tender such Shares (and Rights, if applicable) pursuant to the procedure for book-entry transfer set forth in Section 3 of the Offer to Purchase (as defined herein) as amended and supplemented hereby or (2) request such shareholder's broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such shareholder. Shareholders having Shares (and Rights, if applicable) registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if they desire to tender Shares (and Rights, if applicable) so registered. Unless and until the Purchaser declares that the Rights Condition (as defined in the Offer to Purchase) is satisfied, holders of Shares will be required to tender one Right for each Share tendered in order to effect a valid tender of such Share.

    A shareholder who desires to tender Shares and Rights and whose certificates representing such Shares (and Rights, if applicable) are not immediately available, or who cannot comply with the procedure for book-entry transfer on a timely basis, must tender such Shares (and Rights, if applicable) by following the procedures for guaranteed delivery set forth in Section 3 of the Offer to Purchase as amended and supplemented hereby.

    Shareholders who have previously validly tendered Shares pursuant to the Offer and not properly withdrawn such Shares have validly tendered such Shares for purposes of the Offer, as amended, and need not take any further action in order to receive the increased price of $13.50 net per Share pursuant to the amended Offer.

    Questions and requests for assistance may be directed to Salomon Brothers Inc, the Dealer Manager, and MacKenzie Partners, Inc., the Information Agent, at their respective addresses and telephone numbers set forth on the back cover of this Supplement. Additional copies of the Offer to Purchase, this Supplement, the revised Letter of Transmittal and the revised Notice of Guaranteed Delivery may be obtained from the Information Agent or from brokers, dealers, commercial banks and trust companies.

                           --------------------------

                      THE DEALER MANAGER FOR THE OFFER IS:
                              SALOMON BROTHERS INC
                                ---------------

April 4, 1997

                               TABLE OF CONTENTS

                                                                                                                PAGE
                                                                                                                -----
INTRODUCTION...............................................................................................           1

THE AMENDED TENDER OFFER...................................................................................           3
     1. Term of the Offer; Expiration Date.................................................................           3
     2. Procedure for Tendering Shares and Rights..........................................................           3
     3. Price Range of Shares; Dividends...................................................................           3
     4. Certain Information Concerning the Company.........................................................           3
     5. Certain Information Concerning the Purchaser and the Parent........................................           5
     6. Source and Amount of Funds.........................................................................           6
     7. Background of the Offer; Contacts with the Company.................................................           6
     8. Purpose of the Offer; the Merger; Plans for the Company............................................          15
     9. Effect of the Offer on the Market for the Shares, Nasdaq Listing and Exchange Act Registration......          16
    10. Certain Conditions of the Offer....................................................................          16
    11. Certain Legal Matters and Regulatory Approvals.....................................................          16
    12. Miscellaneous......................................................................................          16

Schedule I  Directors and Executive Officers of the Purchser and the Parent

To: The Shareholders of
    HEALTHDYNE TECHNOLOGIES, INC.

                                  INTRODUCTION

    The following information amends and supplements the Offer to Purchase dated January 27, 1997 (the "Offer to Purchase") of I.H.H. Corp. (the "Purchaser"), a Delaware corporation and a wholly-owned subsidiary of Invacare Corporation, an Ohio corporation (the "Parent"), pursuant to which the Purchaser is offering to purchase all of the outstanding shares of Common Stock, par value $0.01 per share (the "Shares"), of Healthdyne Technologies, Inc., a Georgia corporation (the "Company"), and (unless and until the Purchaser declares that the Rights Condition (as defined in the Offer to Purchase) is satisfied) the associated Preferred Stock Purchase Rights (the "Rights") issued pursuant to the Rights Agreement, dated as of May 22, 1995, as amended (the "Rights Agreement"), between the Company and SunTrust Bank, Atlanta (formerly Trust Company Bank), as Rights Agent (the "Rights Agent"), at an increased purchase price of $13.50 per Share (and associated Right), net to the seller in cash without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase and this Supplement and in the revised Letter of Transmittal (which, as amended from time to time, together constitute the "Offer"). Unless the context requires otherwise, all references in this Supplement to Shares shall be deemed to refer also to the associated Rights, and all references to Rights shall be deemed to include all benefits that may inure to the shareholders of the Company or to holders of the Rights pursuant to the Rights Agreement. Based on publicly available information, the Purchaser believes that one Right is currently associated with each Share.

    THIS SUPPLEMENT SHOULD BE READ IN CONJUNCTION WITH THE OFFER TO PURCHASE. EXCEPT AS SET FORTH IN THIS SUPPLEMENT AND THE REVISED LETTER OF TRANSMITTAL, THE TERMS AND CONDITIONS PREVIOUSLY SET FORTH IN THE OFFER TO PURCHASE REMAIN APPLICABLE IN ALL RESPECTS TO THE OFFER. TERMS USED BUT NOT DEFINED HEREIN HAVE THE MEANINGS SET FORTH IN THE OFFER TO PURCHASE. ADDITIONAL COPIES OF THE OFFER TO PURCHASE, THIS SUPPLEMENT, THE REVISED LETTER OF TRANSMITTAL AND THE REVISED NOTICE OF GUARANTEED DELIVERY MAY BE OBTAINED FROM THE INFORMATION AGENT AT THE ADDRESS AND TELEPHONE NUMBERS SET FORTH ON THE BACK COVER OF THIS SUPPLEMENT.

    The discussion set forth in the Introduction of the Offer to Purchase is hereby amended and supplemented as follows:

    On March 31, 1997 the Parent announced that the Purchaser had increased the Offer price from $13 (the "Original Offer") to $13.50 per Share, net to the Seller in cash without interest thereon.

    In the Merger, each then outstanding Share (other than Shares held by the Parent, the Purchaser or any other wholly owned subsidiary of the Parent, Shares held in the treasury of the Company and Shares held by shareholders who properly exercise appraisal rights under Georgia law) would be converted into the right to receive in cash the increased price per Share paid by the Purchaser pursuant to the amended Offer.

    On March 20, 1997, the Parent delivered a notice to the Company pursuant to the By-Laws (the "Nomination and Proposal Notice") notifying the Company of the Parent's intent to nominate seven director candidates (the "Nominees") and propose a set of corporate governance bylaw amendments (the "Proposals") for consideration by shareholders at the Company's upcoming (but as yet unscheduled) 1997 Annual Meeting of Shareholders (the "Annual Meeting"). Each of the Parent's nominees are committed to taking all such actions necessary or appropriate (subject to any fiduciary duties they would have as directors) to approve and effectuate the consummation of the Offer and the Merger. The proposed amendments are designed to, among other things: facilitate the change in the Board of Directors and the consummation of the Offer and the Merger; prevent manipulation by the current Board of the By-Laws and of the size of the Board to be elected at the Annual Meeting; allow for special meetings to be called by shareholders owning 10% of the outstanding Shares; and cause the existing Board to eliminate the "dead-hand pill" restrictions in the Rights Agreement.

    THIS SUPPLEMENT DOES NOT CONSTITUTE A SOLICITATION OF A PROXY, CONSENT OR AUTHORIZATION FOR OR WITH RESPECT TO THE ANNUAL MEETING OR ANY SPECIAL MEETING OF THE COMPANY'S SHAREHOLDERS OR ANY ACTION IN LIEU THEREOF. ANY SUCH SOLICITATION WHICH THE PURCHASER OR THE PARENT MAY MAKE WILL BE MADE ONLY PURSUANT TO SEPARATE PROXY MATERIALS IN COMPLIANCE WITH THE REQUIREMENTS OF
SECTION 14(A) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "EXCHANGE ACT").

    THE MINIMUM CONDITION. According to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996 (the "1996 10-K"), 12,726,866 shares were outstanding at March 14, 1997 and options covering a total of approximately 1,782,000 Shares were outstanding under the Company's various stock option plans at December 31, 1996. The Parent currently beneficially owns an aggregate of 600,000 Shares (including 100 Shares owned by the Purchaser), representing approximately 4.7% of the Shares outstanding based on the number of Shares reported by the Company as outstanding at March 14, 1997. Based on this information, the Purchaser believes that the Minimum Condition will be satisfied if approximately 6,799,522 Shares are validly tendered pursuant to the Offer and not properly withdrawn. However, the Minimum Condition will depend on the facts as they exist on the date on which Shares are purchased pursuant to the Offer.

    THE OFFER TO PURCHASE, THIS SUPPLEMENT AND THE REVISED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

                            THE AMENDED TENDER OFFER

    1. TERM OF THE OFFER; EXPIRATION DATE. The discussion set forth in Section 1 of the Offer to Purchase is hereby amended and supplemented as follows:

    The price to be paid for Shares purchased pursuant to the Offer has been increased from $13 to $13.50 per Share (and associated Right), net to the seller in cash without interest thereon, upon the terms and subject to the conditions of the Offer.

    The term "Expiration Date" means 6:00 p.m., New York City time, on Monday, April 28, 1997, unless and until the Purchaser, in its sole discretion, shall have extended the period during which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by the Purchaser, shall expire.

    The waiting period under the HSR Act expired at 11:59 p.m. New York City time, on February 14, 1997. Accordingly, the condition of the Offer relating to the expiration or termination of all waiting periods imposed by the HSR Act has been satisfied.

    2.  PROCEDURE FOR TENDERING SHARES AND RIGHTS.  The discussion set forth in
Section 3 of the Offer to Purchase is hereby amended and supplemented as follows:

    The revised Letter of Transmittal and the revised Notice of Guaranteed Delivery distributed with this Supplement may be used to tender Shares. Tendering shareholders may also continue to use the Letter of Transmittal and the Notice of Guaranteed Delivery previously distributed with the Offer to Purchase to tender Shares in order to receive the increased price of $13.50 net per Share pursuant to the Offer.

    SHAREHOLDERS WHO HAVE PREVIOUSLY VALIDLY TENDERED SHARES PURSUANT TO THE OFFER AND NOT PROPERLY WITHDRAWN SUCH SHARES HAVE VALIDLY TENDERED SUCH SHARES FOR PURPOSES OF THE OFFER, AS AMENDED, AND NEED NOT TAKE ANY FURTHER ACTION IN ORDER TO RECEIVE THE INCREASED PRICE OF $13.50 NET PER SHARE PURSUANT TO THE AMENDED OFFER.

    3. PRICE RANGE OF SHARES; DIVIDENDS. The discussion set forth in Section 6 of the Offer to Purchase is hereby amended and supplemented as follows:

    According to publicly available sources, the high and low closing sale prices per Share (i) for the first quarter of 1997 were $14.75 and $11.20, respectively and (ii) for the second quarter of 1997 (through April 3, 1997) were $14.38 and $13.88, respectively. According to publicly available sources, the Company did not pay any cash dividends during such periods.

    On March 31, 1997, the last full trading day prior to the time at which the Parent announced it was increasing the Offer price from $13 to $13.50 per Share, the closing sale price per Share reported on the Nasdaq National Market was $14.08. The Offer represents more than a 52% premium over the $8.88 closing sale price per Share reported on the Nasdaq National Market on December 31, 1996, the last full trading day before the Parent delivered its January 2, 1997 letter to the Company proposing to acquire the Company at a price of $12.50 per Share in cash. SHAREHOLDERS ARE URGED TO OBTAIN A CURRENT MARKET QUOTATION FOR THE SHARES.

    4.  CERTAIN INFORMATION CONCERNING THE COMPANY.  The discussion set forth in
Section 7 of the Offer to Purchase is hereby amended and supplemented as follows:

    Set forth below are certain selected consolidated financial data for the Company's three fiscal years ending December 31, 1996 which were derived from the 1996 10-K. More comprehensive financial information is included in the 1996 10-K (including management's discussion and analysis of financial condition and results of operations) and other documents filed by the Company with the Commission, and the following financial data is qualified in its entirety by reference to such other documents including the financial information and related notes contained therein. Such other documents may be examined and copies thereof may be obtained from the offices of the Commission and the Nasdaq Stock Market in the manner set forth in the Offer to Purchase.

                         HEALTHDYNE TECHNOLOGIES, INC.
                      SELECTED CONSOLIDATED FINANCIAL DATA
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                      FOR THE YEAR ENDED
                                                                                         DECEMBER 31,
                                                                              -----------------------------------
                                                                                 1996         1995        1994
                                                                              -----------  -----------  ---------
INCOME STATEMENT DATA
Revenues....................................................................  $   118,318  $   110,494  $  89,012
Operating Earnings..........................................................       11,615       12,209      8,712
Earnings before Income Taxes................................................        9,530       10,389      8,488
Income Tax Expense..........................................................       (3,805)      (4,102)    (3,383)
Net Earnings................................................................        5,725        6,287      5,105
Net Earnings per Common Share...............................................  $      0.44  $      0.50  $    0.41
Weighted Average Number of Common Shares Outstanding for EPS Calculation....       12,919       12,694     12,401


                                                                                        AT DECEMBER 31,
                                                                              -----------------------------------
                                                                                 1996         1995        1994
                                                                              -----------  -----------  ---------
BALANCE SHEET DATA
Working Capital.............................................................  $    36,887  $    36,641  $  28,489
Total Assets................................................................       98,078       82,876     69,412
Total Liabilities...........................................................       53,808       45,975     36,377
Total Shareholders' Equity..................................................       44,270       36,901     29,535

    5. CERTAIN INFORMATION CONCERNING THE PURCHASER AND THE PARENT. The discussion set forth in Section 8 of the Offer to Purchase is hereby amended and supplemented as follows:

    Set forth below are certain selected consolidated financial data relating to the Parent and its subsidiaries for the Parent's three fiscal years ending December 31, 1996 which were derived from the Parent's Annual Report on Form 10-K for the fiscal year ended December 31, 1996. More comprehensive financial information is included in such document (including management's discussion and analysis of financial condition and results of operations) and other documents filed by the Parent with the Commission, and the following financial data is qualified in its entirety by reference to such other documents including the financial information and related notes contained therein. Such other documents may be examined and copies thereof may be obtained from the offices of the Commission and the Nasdaq Stock Market in the same manner as set forth with respect to information about the Company in the Offer to Purchase.

                              INVACARE CORPORATION
                      SELECTED CONSOLIDATED FINANCIAL DATA
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                      FOR THE YEAR ENDED
                                                                                         DECEMBER 31,
                                                                             -------------------------------------
                                                                                1996         1995         1994
                                                                             -----------  -----------  -----------
INCOME STATEMENT DATA
Net Sales..................................................................  $   619,498  $   504,032  $   411,123
Income from Operations.....................................................       65,393       54,144       43,736
Earnings Before Income Taxes...............................................       63,768       51,845       41,877
Income Taxes...............................................................      (24,850)     (19,680)     (15,500)
Net Earnings...............................................................       38,918       32,165       26,377
Net Earnings per Share.....................................................  $      1.28  $      1.07  $      0.89
Dividends per Common Share.................................................       .05000       .03750       .01875

Weighted Average Number of Shares
  Outstanding for EPS Calculation..........................................       30,393       30,077       29,696


                                                                                             AT DECEMBER 31,
                                                                                   -------------------------------
                                                                                    1996       1995         1994
                                                                                 ---------   ---------   ---------
BALANCE SHEET DATA
Working Capital............................................................    $  160,952    $ 119,749   $ 112,768
Total Assets...............................................................       509,628      408,750     338,109
Total Liabilities..........................................................       271,031      207,431     174,102
Total Shareowners' Equity..................................................       238,597      201,319     164,007

    The Parent currently beneficially owns an aggregate of 600,000 Shares (including 100 Shares owned by the Purchaser), representing approximately 4.7% of the 12,726,866 Shares reported by the Company as outstanding at March 14, 1997.

    6. SOURCE AND AMOUNT OF FUNDS. The discussion set forth in Section 9 of the Offer to Purchase is hereby amended and supplemented as follows:

    The total amount of funds required by the Purchaser to purchase all of the outstanding Shares (on a fully-diluted basis) and pay related fees and expenses is expected to be approximately $194 million. The Purchaser will obtain such funds through capital contributions and/or intercompany loans by the Parent and/or various wholly-owned direct or indirect subsidiaries of the Parent. The Parent has in place committed bank facilities sufficient to provide such funds. However, the Offer is not conditioned on the receipt of financing.

    On February 27, 1997, the Parent entered into a definitive Loan Agreement dated as of February 27, 1997 (the "Loan Agreement"), with NBD Bank ("NBD") as Agent, KeyBank National Association, as Co-Agent, and the banks named therein providing for the $200 million Facility on substantially the same terms as those described in the Commitment Letter, including as set forth below.

    Under the Loan Agreement, the Facility will terminate and Loans made thereunder will mature on the earliest to occur of (i) the second anniversary of the initial loan thereunder and (ii) October 31, 1999. Proceeds of the Loans may be used to finance the acquisition of the Company, provided that up to $15 million of Loans may be used for other acquisitions and up to $15 million of Loans may be used for other general corporate purposes. Loans will bear interest, at the Parent's option, at NBD's Prime Rate (or, if greater, 1/2% over the Federal Funds Rate), at specified spreads above LIBOR (adjusted for reserves) or, in certain cases, at negotiated fixed rates. The Parent's other credit facilities have been amended to conform generally to the terms of the Facility in satisfaction of the condition in the Loan Agreement requiring such amendment.

    The foregoing summary of the source and amount of funds is qualified in its entirety by reference to the text of the Loan Agreement, a copy of which is filed as an exhibit to the Schedule 14D-1 and is incorporated herein by reference and may be inspected in the same manner as set forth in Section 7 of the Offer to Purchase.

    7.  BACKGROUND OF THE OFFER; CONTACTS WITH THE COMPANY.

    The discussion set forth in Section 10 of the Offer to Purchase is hereby amended and supplemented as follows:

    On January 31, 1997, the Company issued a press release and filed a Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") with the Commission, stating the recommendation by the Board of Directors that shareholders reject the Original Offer and the belief by the Board of Directors that the best means for providing value to shareholders was for the Company to pursue its "strategic plan" and not be put up for sale. The Company also stated in the Schedule 14D-9 that it had received a recommendation by Cowen & Company, the Company's financial advisor, to the effect that the price offered pursuant to the Original Offer was "grossly inadequate".

    On February 3, 1997, the Company issued a press release announcing its fourth-quarter earnings information and purporting to "describe in more detail" the Company's "strategic plan".

    On February 13, 1997, Mr. Petit sent a letter to the shareholders again urging them to reject the Original Offer and put their trust in the Company's management to execute the "strategic plan". Among other things, Mr. Petit claimed that the Original Offer was being made at a "bargain price" which was "more than $1 a share less than the price at which [the Company's] stock was trading at the time Invacare made its tender offer. . .", but failed to mention that the trading price he was referring to already reflected the public announcement of the Parent's interest in an acquisition of the Company.

    On February 14, 1997, the waiting period under the HSR Act with respect to the Offer expired.

    On February 25, 1997, the Parent issued the following press release:

                  INVACARE CORPORATION ANNOUNCES EXTENSION OF
                    TENDER OFFER FOR HEALTHDYNE TECHNOLOGIES

        Elyria, Ohio--(February 25, 1997)--Invacare Corporation announced today that its wholly owned subsidiary I.H.H. Corp. has extended its $13 per share tender offer to purchase all the outstanding shares of common stock of Healthdyne Technologies, Inc. until 6:00 p.m., New York City time, on Monday, March 24, 1997, unless further extended in the manner described in the Offer to Purchase dated January 27, 1997. The offer had been scheduled to expire at midnight, New York City time, on Monday, February 24, 1997. Through such date approximately 2,018,145 shares of Healthdyne common stock had been validly tendered in connection with the offer, which, together with the 600,000 shares owned by Invacare, constitutes more than 20% of outstanding Healthdyne common stock, based on the most recent information provided by Healthdyne.

        A. Malachi Mixon, III, Chairman and Chief Executive Officer of Invacare, said: "We are pleased at the support we have received so far from Healthdyne's shareholders, a number of whom have tendered at this preliminary stage despite the fact that Healthdyne has to date refused to remove its defensive mechanisms and allow its shareholders a chance to take advantage of our offer.

        "Our offer represents a more than 45% premium over Healthdyne stock's closing price on the trading day before we made our initial acquisition proposal. We believe that recent market prices reflect the continued existence of our offer, as well as possible speculation that an increased price will ultimately be paid for Healthdyne by us or a third party. However, in the more than seven weeks since we made our first acquisition proposal to Healthdyne, there has been no indication of any other party expressing an interest in the acquisition of Healthdyne (which may partly explain the steady decline in the spread of the trading price over our offer price). Of course, if Healthdyne should decide to conduct discussions with potential acquirors, as we presume they have so far failed to do since they have not provided any such disclosure in an amendment to their tender offer recommendation, we believe that they would be obligated to include us in order to fulfill their fiduciary duties to their shareholders.

        "As for us, we have stated repeatedly that we would be interested in meeting with Healthdyne and would be prepared to discuss our offer price, among other things, if Healthdyne's management is able to substantiate significant additional values to our satisfaction, but only on terms that bring value to the shareholders of both Invacare and Healthdyne. We're confident that over time even more shareholders will appreciate our offer as the best way to maximize value and will tender their shares."

    On March 4, 1997, Mr. Reynolds and Mr. Petit sent yet another letter to the shareholders repeating the information regarding the level of tenders already provided in the Parent's February 25, 1997 press release, stating that they "fully expect[ed]" the Parent to continue its attempt to acquire the Company, advising shareholders that they "may be receiving additional mailings and telephone calls from Invacare", and repeating previous suggestions that tendering shareholders withdraw from the Original Offer, among other things. However, Messrs. Reynolds and Petit also stated in their March 4 letter that they "hope[d] to minimize the volume of mail sent" to Healthdyne shareholders and "plann[ed] to minimize the cost" of mailings to the shareholders by "avoiding unnecessary communications."

    On Thursday, March 20, 1997, the Parent, as a shareholder of the Company, delivered the Nomination and Proposal Notice to the Company pursuant to the By-Laws notifying the Company of the Parent's intent to nominate the Nominees and make the Proposals at the Annual Meeting, and issued the following press release:

                 INVACARE SUBMITS BOARD SLATE AND PROPOSALS TO
                   HEALTHDYNE TECHNOLOGIES FOR ANNUAL MEETING

        Elyria, Ohio--(March 20, 1997)--Invacare Corporation announced today that it has provided notice to Healthdyne Technologies, Inc. of its intention to nominate seven director candidates at Healthdyne's upcoming (but as yet unscheduled) 1997 annual meeting.

        In the notice given to Healthdyne, Invacare also submitted a set of corporate governance bylaw amendments for consideration by shareholders at the annual meeting. The proposed amendments are designed to facilitate the change in the Board and the consummation of Invacare's fully-financed, premium tender offer; prevent manipulation by the current Board of Healthdyne's by-laws and of the size of the Board to be elected at the annual meeting; allow for a special meeting to be called by shareholders owning 10% of the Company's stock; and cause the existing Board to eliminate the Company's "dead-hand" pill provisions.

        Invacare has submitted the slate and proposals to Healthdyne at this time in order to comply with the Company's advance notification bylaw, which requires notifying Healthdyne prior to Tuesday, March 25, 1997.

        A. Malachi Mixon, III, Chairman and Chief Executive Officer of Invacare, said, "We are very proud to assemble this exceptionally strong slate of seven well-qualified, independent candidates. Given the Company's refusal to date to sit down and talk to us regarding our fully-financed, premium tender offer, we are forced to take this action now to preserve our rights to seek replacement of the Board and make related proposals at the annual meeting."

        "We urge the Board of Healthdyne to spare their shareholders the expense and delay of proceeding with a proxy contest, abandon their 'not-for-sale' position and begin discussions with us so that all shareholders can receive immediate value for their investment."

        Although Healthdyne held last year's annual meeting on May 23 and the previous year's meeting in April, it has yet to announce either a record date or meeting date for the 1997 annual meeting. Thomas R. Miklich, Chief Financial Officer and General Counsel of Invacare, said, "Shortly after we announced our interest in acquiring Healthdyne, their Board of Directors amended their bylaws to eliminate the long-standing provision that set the fourth Tuesday in April as the date for annual meetings unless an alternative date was designated by the Board. Invacare believes that the Healthdyne Board is obligated by its fiduciary duties and Georgia law to hold its annual meeting promptly and intends to request the courts to order the meeting to be held if Healthdyne does not call the meeting on a timely basis."

        The Invacare candidates nominated for election at the annual meeting are Messrs. Nicholas J. DiCicco, Jr., Donald F. Hastings, Jack Kahl, Jr., Ernest Peter Mansour, Jon H. Outcalt, James Allen Rutherford and Bill R. Sanford.

        Mr. DiCicco has been President and Chief Executive Officer of Midwestern National Life Insurance Company of Ohio since 1975.

        Mr. Hastings has been Chairman of the Board of the Lincoln Electric Company, a welding products manufacturer, since 1992, and was also Chief Executive Officer of The Lincoln Electric Company from 1992 to 1996.

        Mr. Kahl has been Chairman of the Board and Chief Executive Officer of Manco, Inc., a company specializing in the production of heavy duty adhesive tape, since 1971. He is currently a member of the Board of Directors of Royal Appliance MFG. Co. and Applied Industrial
    Technologies, Inc.

        Mr. Mansour is managing partner of the Cleveland law firm of Mansour, Gavin, Gerlack & Manos Co., L.P.A.

        Mr. Outcalt has been Chairman of the Board of NCS Healthcare, Inc. since 1986 and Senior Vice President of Alliance Capital Management from 1975 until 1995. He serves on the Boards of Myers Industries, Inc. and Ohio Savings Financial Corp.

        Mr. Rutherford is Chairman and Managing Director of Wingset Investments Ltd., a technology venture fund. He is a member of the Boards of Ciber, Inc. and Symix Systems, Inc.

        Mr. Sanford is Chairman, President and Chief Executive Officer of STERIS Corporation, an infection prevention and surgical support company. He is a Board member of KeyBank, N.A.

        Invacare's $13 per share tender offer is currently scheduled to expire at 6:00 p.m. on Monday, March 24, 1997, unless extended.

    Shortly after delivering the Nomination and Proposal Notice and issuing the above press release on March 20, the Parent learned of proposed legislation (the "Director-Entrenchment Legislation") introduced in the Georgia state Senate in the late afternoon of that day (which, the Parent later confirmed, had been engineered by the Company and its Board of Directors) which, if adopted, would amend the GBCC to provide, among other things, that every publicly-held corporation incorporated in the State of Georgia, including the Company, would be required to have a "staggered" board of directors and that the shareholders of such corporations would only be permitted to remove directors for extreme circumstances unrelated to the Company's performance. The Parent then engaged additional advisors to assist in communicating to the Georgia legislative community its opposition to the Director-Entrenchment Legislation and, in the morning of Friday, March 21, 1997, issued the following press release:

                 INVACARE FAULTS PROPOSED GEORGIA LAW MANDATING
                    STAGGERED BOARDS FOR GEORGIA COMPANIES;
                SUSPECTS HEALTHDYNE TECHNOLOGIES BEHIND PROPOSAL

        Elyria, Ohio--(March 21, 1997)--A. Malachi Mixon, III, Chairman and Chief Executive Officer of Invacare Corporation made the following comment regarding an anti-takeover proposal introduced yesterday as a last minute amendment to a routine bill in the Georgia legislature. This bill could be passed as early as today and, if adopted, would have a substantial adverse impact on shareholders of Healthdyne Technologies, Inc. and other public Georgia companies which elect their entire Board of Directors annually:

        "We are incredulous to find out that an eleventh hour bill has been introduced that would impose a 'staggered board' scheme on all publicly-held Georgia companies. Under a staggered board scheme only one third of a board would stand for election each year, thus entrenching the remaining two thirds. Virtually every state in America requires a shareholder vote to approve a staggered board. The effect of this proposed bill would be to deprive all investors in Georgia publicly traded companies of their right to decide whether they should be able to elect an entire board at each year's meeting. The bill also contains other provisions that would entrench management at the expense of shareholders, including stripping shareholders of their current right to remove directors for any reason."

        "We strongly suspect that Healthdyne's board and management, who are the most obvious beneficiaries of this bill, are behind this proposal. This proposed bill was introduced on the same day that Healthdyne received Invacare's notice of nomination of directors to replace the entire Healthdyne board of directors at their upcoming annual meeting."

        "Without this bill Healthdyne's entire Board must stand for re-election at the upcoming 1997 Annual Meeting. This bill, if passed, would entrench the Board well into 1998 and permit the Board to frustrate the wishes of the rightful owners of Healthdyne. Shareholders of Georgia corporations like Healthdyne should continue to have the right to make this basic governance decision, not the state legislature."

        "We hope the Georgia legislature will recognize this last minute bill for what it is: an attempt to entrench the incumbent management of one company at the expense of shareholders of all Georgia companies."

        "Shareholders of all Georgia companies who elect their entire Board annually, including Healthdyne, should be outraged at this bill and should contact the Georgia legislature and Governor and the management of their companies as soon as possible to express their opposition."

        As previously announced, Invacare is proposing a slate of seven director nominees and set of corporate governance bylaw amendments for consideration by shareholders at the annual meeting.

        The Invacare candidates nominated for election at the annual meeting are Messrs. Nicholas J. DiCicco, Jr., Donald F. Hastings, Jack Kahl, Jr., Ernest Peter Mansour, Jon H. Outcalt, James Allen Rutherford and Bill R. Sanford. The proposed amendments are designed to facilitate the change in the Board and the consummation of Invacare's fully-financed, premium tender offer; prevent manipulation by the current Board of Healthdyne's by-laws and of the size of the Board to be elected at the annual meeting; allow for a special meeting to be called by shareholders owning 10% of the Company's stock; and cause the existing Board to eliminate the Company's "dead-hand" pill provisions.

        Invacare's $13 per share tender offer is currently scheduled to expire at 6:00 p.m. on Monday, March 24, 1997, unless extended.

    Also on March 21, 1997, following the issuance of the Parent's press release, the Company announced that on the previous day, March 20, its Board of Directors had adopted amendments to the By-Laws which, among other things, purport to permit the Company and its Board of Directors to delay a special meeting for more than four months after receiving the requisite shareholder demands. In its announcement, the Company claimed that the By-Law amendments had been adopted before the Company received the Nomination and Proposal Notice, despite the fact that the amendments were not announced until well into the following day. The Company also announced that on March 20, just prior to publicly launching its legislative effort to strip its shareholders of critical rights, the Board of Directors had approved the Company's entering into indemnification agreements with its directors and officers, which agreements, among other things, attempt to insulate the Company's directors and officers from liability for any actions taken or failing to be taken by them in such capacities, presumably including any actions with respect to the legislative efforts.

    The Georgia state Senate passed the Director-Entrenchment Legislation later in the day on Friday, March 21. Uncertain of the eventual outcome of the Director-Entrenchment Legislation and facing a possible technical deadline under the By-Laws for notification of shareholder proposals, the Parent was forced to submit a supplemental notice to the Company on Monday, March 24, 1997 notifying the Company of the Parent's intent, if the Director-Entrenchment Legislation were to be enacted as law, to make additional proposals at the Annual Meeting that the shareholders resolve to demand that the Company and its Board of Directors (i) "opt-out" of the Director-Entrenchment Legislation or any similar provisions and (ii) immediately act to permit the Company to be acquired pursuant the Offer and the Merger or another transaction offering demonstrably greater value (since the Director-Entrenchment Legislation has been resoundingly defeated, the Parent does not intend to make such proposals at the Annual Meeting). At the close of business on March 24, the Parent issued the following press release:

                  INVACARE CORPORATION ANNOUNCES EXTENSION OF
                    TENDER OFFER FOR HEALTHDYNE TECHNOLOGIES

        Elyria, Ohio--(March 24, 1997)--Invacare Corporation announced today that its wholly owned subsidiary I.H.H. Corp. has extended its $13 per share tender offer to purchase all the outstanding shares of common stock of Healthdyne Technologies, Inc. until 6:00 p.m., New York City time, on Monday, April 7, 1997, unless further extended in the manner described in the Offer to Purchase dated January 27, 1997. The offer had been scheduled to expire at 6:00 p.m., New York City time, on Monday, March 24, 1997. As of 5:00 p.m. today, approximately 2,323,395 shares of Healthdyne common stock had been validly tendered in connection with the offer, which, together with the 600,000 shares owned by Invacare, constitutes 23% of outstanding Healthdyne common stock, based on the most recent information provided by Healthdyne.

        A. Malachi Mixon, III, Chairman and Chief Executive Officer of Invacare, said: "We are pleased at the support we have received so far from Healthdyne's shareholders, and trust that our announcement of our seven highly-qualified director nominees and our shareholder proposals will further garner that support."

        "Based on Healthdyne's delay in calling their annual meeting and their desperate and extraordinary attempt to do an end-run around their own shareholders--by trying to manipulate the Georgia legislature to strip Healthdyne's shareholders of critical shareholder rights by mandating staggered boards and other director-entrenching measures--we can only assume that Healthdyne and its board are scared of what their own shareholders may say and do at the upcoming annual meeting."

        "If the Healthdyne shareholders want a staggered board, they can always approve one at the annual meeting on their own. We challenge Healthdyne to stop trying to hide behind the skirts of the Georgia legislature, schedule their annual meeting promptly, and let their own shareholders exercise their right to elect the entire board of directors and thereby decide who should run the company and whether it should be sold. In light of the attempts of Healthdyne's board and management to disenfranchise them, the Healthdyne shareholders should seriously consider whether they have any reason to place their trust and loyalty in the current directors and management team."

        "Nearly three months have passed, and unfortunately for Healthdyne shareholders, the company has done nothing to maximize shareholder value and no one has come forward with a better offer than ours. Given the recent precipitous drop in Healthdyne's stock price on news of the proposed legislation, the market price is clearly in response to our fully financed, premium tender offer, not to the Company's rosy suggestions about future performance. As we have stated repeatedly, we continue to be interested in meeting with Healthdyne in the hopes of promptly negotiating a mutually agreeable transaction and in that context would be prepared to discuss all aspects of our offer fully, including, if Healthdyne's management is able to substantiate additional value to our satisfaction, our offer price. We are frankly tired of Parker H. Petit, Healthdyne's Chairman, criticizing us as 'bargain-hunters' when he refuses to provide us any information which would justify a higher price."

    On Tuesday, March 25, 1997, the Georgia state House of Representatives voted overwhelmingly, by a more than 2-to-1 margin, to reject the Director-Entrenchment Legislation. After the Senate and the House of Representatives each voted to insist on their own actions, a joint conference committee was appointed to try to suggest a means to remedy the inconsistency.

    On Friday, March 28, 1997, Mr. Petit, despite his March 4 pledge to Healthdyne shareholders "to minimize the volume . . . [and] the cost" of mailings to them by "avoiding unnecessary communications," sent yet another letter to the shareholders in which he: reiterated his belief that the Parent's offer price was too low; repeated the information regarding the level of tenders already provided in the Parent's March 24, 1997 press release; stated that the Nominees could be expected to facilitate the Offer and the Merger; claimed that the Company's efforts to engineer the Director-Entrenching Legislation were not "aimed at entrenching management"; pledged that if the Company could not demonstrate greater shareholder value than the Parent's offer price that he would ask the Board of Directors "to take other action to enhance shareholder value"; and promised that shareholders would be pleased with first quarter results.

    Late in the evening on March 28, the joint conference committee rejected the Director-Entrenchment Legislation, following which the Georgia General Assembly recessed for the remainder of 1997.

    On Monday, March 31, 1997, the Parent issued the following press release and sent the letter reprinted therein from Mr. Mixon to Mr. Petit:

                 INVACARE ANNOUNCES INCREASE IN OFFER PRICE FOR
              HEALTHDYNE TECHNOLOGIES TO $13.50 AND EXTENDS OFFER

            Elyria, Ohio -- (March 31, 1997) - Invacare Corporation announced today that its wholly owned subsidiary I.H.H. Corp. has increased the price in its tender offer for all outstanding shares of common stock of Healthdyne Technologies, Inc. to $13.50 per share, net to the seller in cash without interest thereon, upon the other terms and subject to the conditions set forth in the Offer to Purchase dated January 27, 1997 and the related Letter of Transmittal, and has extended the tender offer to 6:00 p.m., New York City time, on Monday, April 28, 1997, unless further extended in the manner described in the Offer to Purchase. The increased offer represents a 52% premium over Healthdyne's stock price on the trading day before Invacare made its initial acquisition proposal.

        In addition, Invacare announced that A. Malachi Mixon, III, Chairman and Chief Executive Officer of Invacare Corporation, today sent a letter to Parker H. Petit, Chairman of the Board of Directors of Healthdyne, urging a meeting of the companies and, among other things, expressing concern about certain recent extraordinary actions taken by Healthdyne. The full text of the letter follows:

    Mr. Parker H. Petit
    Chairman
    Healthdyne Technologies, Inc.
    Kennestone Circle
    Marietta, GA 30066

    Dear Mr. Petit:

        I have read with interest your March 28 letter to your shareholders in which you again refer to our $13 per share tender offer as 'grossly inadequate' and point to the fact that first quarter results will reflect improved performance. In fact, Invacare's offer is based on our hope that you can accomplish a turnaround in operating performance and meet estimates of $.70 per share for 1997. Frankly, however, we are concerned about Healthdyne management's ability to do so, not only because Healthdyne has failed to meet analysts' estimates in the past eight quarters, but also because we have heard in the marketplace that Healthdyne may have taken extraordinary actions meant to provide a short-term boost to first quarter earnings. For example, we have been informed that certain of your major independent sales representatives had their commissions summarily reduced by Healthdyne in early January, shortly after we made our offer to you. We have also been informed that some of your major customers were persuaded to purchase not only their first quarter requirements, but also future requirements through an extended dating payment program, with Healthdyne paying the storage costs of this channel-loading strategy. I fear the balance of Healthdyne's year will be penalized by such actions. We can only justify our offer if, in fact, your management team can produce consistent earnings, not one 'window-dressed' quarter.

        Frankly, I hope that you will agree immediately to meet with me to discuss our offer. I am a reasonable and logical CEO whose first interest is in creating shareholder value; I hope you are too. Invacare is the world leader in the manufacture and distribution of home medical equipment. In fact, the January 1997 issue of FINANCIAL WORLD listed Invacare as one of America's fastest growing corporations out of a 10,000 public company universe. No other home medical equipment manufacturer was listed. Invacare management has met 28 consecutive quarters and seven consecutive years of Wall Street estimates. Even with that track record, Invacare currently trades at 16X 1997 forecasted earnings. How can you so cavalierly reject our $13 per share offer that already represents almost 30X your 1996 earnings and 19X your highest current 1997 analyst estimate? Even if you meet that optimistic estimate, it's hard to see how your shares can trade at or above our offer price in the absence of our bid. Furthermore, our bid is available today, unlike the speculative future trading value.

        Your unsuccessful attempt to hide behind the skirts of the Georgia legislation was clever but ill-conceived, resulting in tremendous and wasteful expense on both sides. Let's not continue to waste time and money on legal maneuvers.

        Under Georgia law, the Company must promptly hold an Annual Meeting of its shareholders. At this time the Company appears to have failed to take the customary steps necessary to hold its Annual Meeting in compliance with law and its fiduciary duties. We urge you to take such steps promptly so that we can avoid having to get the courts further involved.

        We both know that a shareholder meeting is imminent. Instead of spending money on a proxy fight and legal maneuvering, isn't now the time for us together to explore the combination of two excellent companies? Perhaps there are values or synergies about which I am unaware. As we have said repeatedly, if there are, we would consider adjusting our price upward. In any event, to show good faith, and in the hopes of accelerating this process, we are today increasing our offer price to $13.50 per share, a premium of 52% over the stock price before we made our first proposal to you. As a result of this increase, we are extending the expiration date of our tender offer to 6:00 p.m., New York City time, Monday, April 28, 1997, unless further extended.

        Please give this letter your most serious consideration.

                                          Sincerely,
                                          A. Malachi Mixon, III
                                          Chairman of the Board &
                                          Chief Executive Officer

        As previously announced, Invacare is proposing a slate of seven director nominees and a set of corporate governance bylaw amendments for consideration by shareholders at the annual meeting. Invacare's nominees are committed to taking all such actions necessary or appropriate (subject to any fiduciary duties they would have as directors) to approve and effectuate the consummation of Invacare's fully-financed, premium tender offer and proposed merger. The proposed amendments are designed to facilitate the change in the board and the consummation of Invacare's tender offer and proposed merger; prevent manipulation by the current board of Healthdyne's by-laws and of the size of the board to be elected at the annual meeting; allow for special meetings to be called by shareholders owning 10% of Healthdyne's stock; and cause the existing board to eliminate Healthdyne's "dead-hand" pill provisions.

        The tender offer had been scheduled to expire at 6:00 p.m., New York City time, on Monday, April 7, 1997. As of 4:00 p.m. today, approximately 2,195,978 shares had been tendered in connection with the offer, which, together with the 600,000 shares owned by

    Invacare, constitutes approximately 22% of outstanding Healthdyne common stock based on the most recent information provided by Healthdyne.

    On April 2, 1997, Mr. Petit sent a letter to Mr. Mixon stating that the Board of Directors had rejected the increased Offer and that Cowen & Company had advised that the Offer was "grossly inadequate" despite the price increase. Mr. Petit further stated that the Company expected to have "excellent" first quarter earnings. In addition, Mr. Petit said that the Company expected its stock to be valued in excess of the increased Offer price, suggested that the Parent drop the Defensive Tactics Litigation and claimed that the Company was complying with all legal requirements regarding the scheduling of the Annual Meeting. The letter was included in an April 3, 1997 press release by the Company which reiterated much of the same information and in which Mr. Petit claimed that the concerns raised by the Parent in its March 31 press release were "misinformation", "false" and "manipulative". Mr. Petit also stated in the press release that it was "clear that Invacare wants to force an early meeting" of shareholders, but did not indicate when the Annual Meeting would be held or why the Company had not yet taken action necessary to hold the Annual Meeting in the same time period as its two previous annual meetings.

    8. PURPOSE OF THE OFFER; THE MERGER; PLANS FOR THE COMPANY. The discussion set forth in Section 11 of the Offer to Purchase is hereby amended and supplemented as follows:

    BOARD APPROVAL. On March 20, 1997, the Parent delivered the Nomination and Proposal Notice to the Company pursuant to the By-Laws notifying the Company of the Parent's intent to nominate seven director candidates and propose a set of corporate governance bylaw amendments for consideration by shareholders at the upcoming (but as yet unscheduled) Annual Meeting. Each of the Parent's nominees are committed to taking all such actions necessary or appropriate (subject to any fiduciary duties they would have as directors) to approve and effectuate the consummation of the Offer and the Merger. The proposed amendments are designed to, among other things: facilitate the change in the Board of Directors and the consummation of the Offer and the Merger; prevent manipulation by the current Board of the By-Laws and of the size of the Board to be elected at the Annual Meeting; allow for special meetings to be called by shareholders owning 10% of the outstanding Shares; and cause the existing Board to eliminate the "dead-hand pill" restrictions in the Rights Agreement.

    THIS SUPPLEMENT DOES NOT CONSTITUTE A SOLICITATION OF A PROXY, CONSENT OR AUTHORIZATION FOR OR WITH RESPECT TO THE ANNUAL MEETING OR ANY SPECIAL MEETING OF THE COMPANY'S SHAREHOLDERS OR ANY ACTION IN LIEU THEREOF. ANY SUCH SOLICITATION WHICH THE PURCHASER OR THE PARENT MAY MAKE WILL BE MADE ONLY PURSUANT TO SEPARATE PROXY MATERIALS IN COMPLIANCE WITH THE REQUIREMENTS OF
SECTION 14(A) OF THE EXCHANGE ACT.

    THE RIGHTS. According to the Company's Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Commission on January 31, 1997, the Company amended the Rights Agreement on January 30, 1997 so that a "Distribution Date" for the Rights will occur upon the earlier of (i) the close of business on the tenth day after the Stock Acquisition Date (or, if the tenth day after the Stock Acquisition Date occurs before the Record Date, the close of business on the Record Date) or (ii) at such time as the Company's Board of Directors may designate after the date of the commencement of a tender offer or exchange offer if upon consummation thereof the person or group proposing such offer would be the beneficial owner of 20% or more of the outstanding Shares.

    PLANS FOR THE COMPANY. Based on information currently known to the Parent, if the Offer and the Merger are consummated, the Parent does not plan to close the Company's Marietta, Georgia manufacturing plant; the Parent's goal is to double the size of the Company's business over the next four to five years; and the Parent will not decrease manufacturing employment at the Company within the next three years, subject only to market conditions beyond the Parent's control.

    9. EFFECT OF THE OFFER ON THE MARKET FOR THE SHARES, NASDAQ LISTING AND EXCHANGE ACT REGISTRATION. The discussion set forth in Section 13 of the Offer to Purchase is hereby amended and supplemented as follows:

    According to the 1996 10-K, as of March 14, 1997 there were 1,966 holders of record of Shares.

    10. CERTAIN CONDITIONS OF THE OFFER. The discussion set forth in Section 14 of the Offer to Purchase is hereby amended and supplemented as follows:

    The waiting period under the HSR Act expired at 11:59 p.m. New Yor City time, on February 14, 1997. Accordingly, the condition of the Offer relating to the expiration or termination of all waiting periods imposed by the HSR Act has been satisfied.

    11. CERTAIN LEGAL MATTERS AND REGULATORY APPROVALS. The discussion set forth in Section 15 of the Offer to Purchase is hereby amended and supplemented as follows:

    ANTITRUST. The waiting period under the HSR Act expired at 11:59 p.m. New York City time, on February 14, 1997.

    DEFENSIVE TACTICS LITIGATION. On February 27, 1997, the Company filed its Answer to the Complaint in the Defensive Tactics Litigation. In its Answer, the Company denied the material allegations of the Complaint and made a number of substantive averments, including that: (i) its Board of Directors fully considered I.H.H.'s proposed acquisition before rejecting it on January 24, 1997; (ii) the Original Offer price of $13 per share was grossly inadequate; and
(iii) the Company Board of Directors may in the future adopt other defensive measures. By way of defenses, the Company alleged that Invacare and I.H.H. lack standing to assert a breach of fiduciary claim and that the Complaint fails to state a claim for which relief can be granted. The Company requested, among other things, that the Court dismiss the Complaint with prejudice and enter judgment for the Company on all issues.

    Invacare has been advised that three shareholder lawsuits have been filed against Healthdyne and its directors since the Defensive Tactics Litigation began. In each of these lawsuits, shareholders have alleged, among other things, that the directors of Healthdyne (i) have wrongfully refused to take the steps necessary to maximize shareholder value, including considering the Offer, (ii) are wrongfully using their fiduciary positions of control over Healthdyne and unreasonable and extreme defensive tactics to thwart others in their attempts to acquire Healthdyne, and (iii) have wrongfully relied upon various anti-takeover devices, including the Rights and the Georgia Business Combination Statute, to improperly block the Offer and entrench themselves in office. In addition, the plaintiff shareholders have alledged that the Healthdyne directors have taken defensive actions in response to Invacare's BONA FIDE Offer which are wholly unreasonable in light of any perceived threat posed by the Offer and violate the directors' fiduciary duties. Each of the lawsuits seeks relief substantially similar to that sought in the Defensive Tactics Litigation.

    12. MISCELLANEOUS. NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION ON BEHALF OF THE PURCHASER OR THE PARENT NOT CONTAINED HEREIN, IN THE OFFER TO PURCHASE OR IN THE REVISED LETTER OF TRANSMITTAL AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

                                          I.H.H. Corp.

April 4, 1997

                                                                      SCHEDULE I

    Schedule I of the Offer to Purchase is hereby amended and supplemented as follows:

    2. DIRECTORS AND EXECUTIVE OFFICERS OF THE PARENT. Gerald B. Blouch has been a Director of the Parent since November 1996.

    Facsimile copies of the revised Letter of Transmittal, properly completed and duly executed, will be accepted. The revised Letter of Transmittal, certificates for Shares and/or Rights and any other required documents should be sent or delivered by each shareholder of the Company or his broker, dealer, commercial bank, trust company or other nominee to the Depositary as follows:

                        THE DEPOSITARY FOR THE OFFER IS:
                       IBJ SCHRODER BANK & TRUST COMPANY

          BY MAIL:              BY FACSIMILE TRANSMISSION:        BY HAND OR OVERNIGHT
                                                                        DELIVERY:

         P.O. Box 84                  (212) 858-2611                One State Street
    Bowling Green Station          Attn: Reorganization         New York, New York 10004
     New York, New York            Operations Department       Attn: Securities Processing
         10274-0084                                               Window, Subcellar One
    Attn: Reorganization           CONFIRM FACSIMILE BY
    Operations Department               TELEPHONE:
                                      (212) 858-2103

    Any questions and requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective telephone numbers and addresses listed below. Additional copies of the Offer to Purchase, this Supplement, the revised Letter of Transmittal and the revised Notice of Guaranteed Delivery may also be obtained from the Information Agent. You may also contact your broker, dealer, commercial bank or trust company for assistance concerning the Offer.

                    THE INFORMATION AGENT FOR THE OFFER IS:

                        [MACKENZIE PARTNERS, INC. LOGO]

                                156 Fifth Avenue
                               New York, NY 10010
                         (212) 929-5500 (call collect)
                                       or
                         CALL TOLL-FREE: (800) 322-2885

                      THE DEALER MANAGER FOR THE OFFER IS:

                              SALOMON BROTHERS INC

                            Seven World Trade Center
                            New York, New York 10048
                         (212) 783-6592 (Call Collect)